UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pandora Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

698354107

(CUSIP Number)

Patrick L. Donnelly

Executive Vice President, General Counsel and

Secretary

Sirius XM Radio Inc.

1290 Avenue of the Americas

New York, New York 10104

Tel: (212) 584-5100

Richard N. Baer, Esq.

Chief Legal Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Tel: (720) 875-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2018

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sirius XM Radio Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,812,165
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,812,165
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,812,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.32%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Sirius XM Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,812,165
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,812,165
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,812,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.32%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Liberty Media Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,812,165
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,812,165
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,812,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.32%
14	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed on October 2, 2017 (the “Original Filing”) by Sirius XM Radio Inc., a Delaware corporation (“Sirius XM Radio”), Sirius XM Holdings Inc., a Delaware corporation (“Sirius XM Holdings”), and Liberty Media Corporation, a Delaware corporation (“Liberty”) (each a “Reporting Person” and, collectively, the “Reporting Persons”), and relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Pandora Media, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing. Except as set forth herein, the Original Filing is unmodified.

Item 2.	Identity and Background.

Item 2 is hereby amended by amending and restating the fourth and fifth paragraphs thereof with the following:

Attached as Schedule I and incorporated herein by reference is information regarding each director and executive officer of the Reporting Persons, as applicable.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule I attached hereto, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On September 23, 2018, the board of directors of Sirius XM Holdings approved the entrance into, and Sirius XM Holdings entered into, an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Issuer and White Oaks Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Sirius XM Holdings, pursuant to which, subject to the terms and conditions of the Merger Agreement, Sirius XM Holdings will acquire Pandora (such transaction, the “Merger”).

At the closing of the Merger, each outstanding share of Common Stock will be converted into the right to receive 1.44 shares (the “Merger Consideration”) of common stock, par value $0.001 per share of Sirius XM Holdings (“Sirius Common Stock”) and each outstanding share of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) will be cancelled. The Merger is conditioned upon the vote of holders of a majority of the combined voting power of the outstanding shares of Common Stock and the outstanding shares of the Series A Preferred Stock, voting together as a single class, in favor of the adoption of the Merger Agreement, and other customary closing conditions.

If the Merger is consummated, the Common Stock will be delisted from The New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Act”), and the Issuer will be wholly-owned by Sirius XM Holdings.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating Items 5(a)-(b) in their entirety:

(a)-(b)

Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 269,739,919 shares of Common Stock outstanding as of September 21, 2018 as set forth in the Merger Agreement, and also takes into account the number of shares of Common Stock underlying the Series A Preferred Stock held by the Reporting Persons.

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 1 and are incorporated herein by reference.

As of the date hereof, Sirius XM Radio directly holds 480,000 shares of Series A Preferred Stock that are convertible into 48,812,165 shares of Common Stock (taking into account accrued but unpaid dividends), or at the option of the Issuer, cash. Sirius XM Holdings is the sole stockholder of Sirius XM Radio. Liberty beneficially owns, directly and indirectly, approximately 71% of the outstanding common stock of Sirius XM Holdings. Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

Neither the filing of this Amendment No. 1, the Original Filing, nor any of their contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this Amendment No. 1 or the Original Filing should not be construed to be an admission that the Reporting Persons are members of a “group” for purposes of Sections 13(d) and 13(g) of the Act.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following information:

The description in Item 4 of the Merger Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit E	Agreement and Plan of Merger and Reorganization, dated as of September 23, 2018, by and among Sirius XM Holdings Inc., Pandora Media, Inc., and White Oaks Acquisition Corp. (filed as Exhibit 2.1 to Sirius XM Holdings’ Current Report on Form 8-K filed on September 24, 2018 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2018

Sirius XM Radio Inc.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Sirius XM Holdings Inc.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

Liberty Media Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Senior Vice President

[Schedule 13D—Pandora Media, Inc.]

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSONS

SIRIUS XM RADIO INC.

The name and principal occupation of each director and executive officer of Sirius XM Radio Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Sirius XM Radio Inc., 1290 Avenue of the Americas, New York, New York 10104. All executive officers and directors listed are United States citizens.

Name	Present Principal Occupation or Employment and Address
DIRECTORS
Patrick L. Donnelly	Director of Sirius XM Radio Inc.
David J. Frear	Director of Sirius XM Radio Inc.
James E. Meyer	Director of Sirius XM Radio Inc.
EXECUTIVE OFFICERS
James E. Meyer	Chief Executive Officer
Scott A. Greenstein	President and Chief Content Officer
David J. Frear	Senior Executive Vice President and Chief Financial Officer
Dara F. Altman	Executive Vice President and Chief Administrative Officer
James A. Cady	Executive Vice President, Operations, Product and Connected Vehicle
Stephen R. Cook	Executive Vice President, Sales and Automotive
Patrick L. Donnelly	Executive Vice President, General Counsel and Secretary
Joseph Verbrugge	Executive Vice President, Emerging Business
Jennifer C. Witz	Executive Vice President, Chief Marketing Officer

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSONS

SIRIUS XM HOLDINGS INC.

The name and principal occupation of each director and executive officer of Sirius XM Holdings Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Sirius XM Holdings Inc., 1290 Avenue of the Americas, New York, New York 10104. All executive officers and directors listed are United States citizens.

Name	Present Principal Occupation or Employment and Address
DIRECTORS
Joan L. Amble	Director of Sirius XM Holdings Inc.
George W. Bodenheimer	Director of Sirius XM Holdings Inc.
Mark D. Carleton	Director of Sirius XM Holdings Inc.
Eddy W. Hartenstein	Director of Sirius XM Holdings Inc.
James P. Holden	Director of Sirius XM Holdings Inc.
Evan D. Malone	Director of Sirius XM Holdings Inc.
James F. Mooney	Director of Sirius XM Holdings Inc.
Gregory B. Maffei	Chairman of the Board and director of Sirius XM Holdings Inc.
James E. Meyer	Director of Sirius XM Holdings Inc.
Michael Rapino	Director of Sirius XM Holdings Inc.
Kristina M. Salen	Director of Sirius XM Holdings Inc.
Carl E. Vogel	Director of Sirius XM Holdings Inc.
David M. Zaslav	Director of Sirius XM Holdings Inc.
EXECUTIVE OFFICERS
James E. Meyer	Chief Executive Officer
Scott A. Greenstein	President and Chief Content Officer
David J. Frear	Senior Executive Vice President and Chief Financial Officer
Dara F. Altman	Executive Vice President and Chief Administrative Officer
James A. Cady	Executive Vice President, Operations, Product and Connected Vehicle
Stephen R. Cook	Executive Vice President, Sales and Automotive
Patrick L. Donnelly	Executive Vice President, General Counsel and Secretary
Joseph Verbrugge	Executive Vice President, Emerging Business
Jennifer C. Witz	Executive Vice President, Chief Marketing Officer

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE REPORTING PERSONS

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name	Present Principal Occupation or Employment and Address
DIRECTORS
John C. Malone	Chairman of the Board and Director of Liberty
Gregory B. Maffei	President and Chief Executive Officer of Liberty; Director of Liberty
Robert R. Bennett	Director of Liberty
Brian M. Deevy	Director of Liberty
M. Ian G. Gilchrist	Director of Liberty
Evan D. Malone	Director of Liberty
David E. Rapley	Director of Liberty
Larry E. Romrell	Director of Liberty
Andrea L. Wong	Director of Liberty
EXECUTIVE OFFICERS
Richard N. Baer	Chief Legal Officer of Liberty
Mark D. Carleton	Chief Financial Officer of Liberty
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty

In connection with their services on the board of directors of the Issuer, each of Gregory B. Maffei, James E. Meyer and David J. Frear beneficially own 16,007 shares of Common Stock and hold 39,293 restricted stock units of the Issuer that will vest on the earlier of May 21, 2019 or the date of the 2019 annual stockholder meeting of the Issuer. To the knowledge of the Reporting Persons, none of the other persons listed in this Schedule I beneficially owns any Common Stock.